UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GLG Partners, Inc.

(Name of Issuer)

Common Stock

Par Value $0.0001 Per Share

(Title of Class of Securities)

37929X107

(CUSIP Number of Class of Securities)

Barrett S. DiPaolo

Vice President and Associate General Counsel

Lehman Brothers Holdings Inc.

1301 Avenue of the Americas, 5th Floor

New York, NY 10019

(212) 526-0858

(Name, Address and Telephone Number of Persons Authorized

to Receive Notices and Communications)

November 2, 2007

(Date of Event which required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 (b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37929X107

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Holdings Inc. 13-3216325
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO/WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 33,663,840(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 33,663,840(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,663,840(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%(2)
14.	TYPE OF REPORTING PERSON: HC/CO

(1) Includes 3,150 shares of the Issuer’s common stock that are included in units beneficially owned by the Reporting Person. Each unit consists of one share of common stock and one warrant to purchase one share of common stock.

(2) Based on 299,800,003 shares of the Issuer’s common stock outstanding as of November 2, 2007 as reported in the Proxy Statement filed on October 11, 2007.

CUSIP No. 37929X107

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Inc. 13-2518466
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,842(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,842(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,842(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(2)
14.	TYPE OF REPORTING PERSON: BD/CO

(1) Includes 3,150 shares of the Issuer’s common stock that are included in units beneficially owned by the Reporting Person. Each unit consists of one share of common stock and one warrant to purchase one share of common stock.

(2) Based on 299,800,003 shares of the Issuer’s common stock outstanding as of November 2, 2007 as reported in the Proxy Statement filed on October 11, 2007.

CUSIP No. 37929X107

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman (Cayman Islands) Ltd. 13-2518466
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 33,659,998
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 33,659,998
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,659,998
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%(1)
14.	TYPE OF REPORTING PERSON: OO

(1) Based on 299,800,003 shares of the Issuer’s common stock outstanding as of November 2, 2007 as reported in the Proxy Statement filed on October 11, 2007.

ITEM 1.   SECURITY AND ISSUER

This statement relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of GLG Partners, Inc., a Delaware corporation formerly named Freedom Acquisition Holdings, Inc. (the “Company”).

The Company’s principal executive office is located at 390 Park Avenue, 20th Floor, New York, New York 10022.

ITEM 2.	IDENTITY AND BACKGROUND

This statement is filed on behalf of the following Reporting Persons:

Lehman Brothers Holdings Inc., a Delaware corporation (“Holdings”)

745 Seventh Avenue

New York, NY 10019

Holdings, through its subsidiaries, is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients. Holdings is the direct 100% parent of Lehman Brothers Inc. and Lehman (Cayman Islands) Ltd.

Lehman Brothers Inc., a Delaware corporation (“LBI”)

745 Seventh Avenue

New York, NY 10019

LBI is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and is a wholly-owned subsidiary of Holdings.

Lehman (Cayman Islands) Ltd., a Cayman Islands limited liability company (“Lehman (Cayman Islands)”)

Maples And Calder

P.O. Box 309GT, Ugland House/George Town, Grand

Cayman/Cayman Islands

Lehman (Cayman Islands) is a wholly-owned subsidiary of Holdings.

The names, residence or business address, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

None of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference, been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE OF FUNDS OR OTHER CONSIDERATION

Lehman (Cayman Islands) holds 33,659,998 shares of the Common Stock. LBI holds 692 shares of Common Stock and 3,150 units, each of which consists of one share of Common Stock and one warrant to purchase one share of Common Stock. The shares of Common Stock held by Lehman (Cayman Islands) were issued in connection with the acquisition by the Company of the outstanding equity interests in GLG Partners LP and certain of its affiliated entities (collectively, “GLG”) on November 2, 2007 (the “Acquisition”) pursuant to the Purchase Agreement, dated June 22, 2007, among the Company and its subsidiaries and the owners of the GLG equity interests (the “Purchase Agreement”). As part of the consideration for the Acquisition, Lehman (Cayman Islands) received the 33,659,998 shares of Common Stock.

The source of the funds employed to pay the aggregate purchase price for the shares of Common Stock and units held by LBI of approximately $46,800 was general working capital of LBI.

ITEM 4.	PURPOSE OF TRANSACTION

On November 2, 2007, the Company completed the Acquisition of all of the outstanding equity interests in GLG pursuant to the Purchase Agreement. As described in Item 3 above, the shares of Common Stock held by Lehman (Cayman Islands) were received by it in connection with the Acquisition in part consideration for its equity interests in GLG.

The shares of Common Stock and units held by LBI were acquired by LBI in the ordinary course of its business.

The Reporting Persons intend to review their holdings of the Common Stock and units on an ongoing basis. Depending on such review, and subject to the restrictions described in Item 6 below, each of the Reporting Persons may make additional purchases or sales of the Common Stock and/or units in the future. Additional transactions, if any, will depend on various factors, including, without limitation, the price of the Common Stock, stock market conditions and the business prospects of the Company. In addition, the Reporting Persons may engage, from time to time, in discussions with the Company and other shareholders of the Company concerning the Company and its business.

Except as otherwise described herein, none of the Reporting Persons or the persons listed on Appendix A have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See Items 11 and 13 of the cover pages for each Reporting Person.

(b)	See Items 7 through 9 of the cover pages for each Reporting Person.

(c)	The following are transactions in the Common Stock effected by the Reporting Persons within the past 60 days.

Open Market Transactions:
Person	Trade Date		Shares	Price
LBI	9/4/2007	Buy	433	$10.55
LBI	9/6/2007	Sale	14	$10.21
LBI	9/7/2007	Buy	3,150*	$12.56*
LBI	10/2/2007	Sale	4	$11.70
Other:
Person	Date		Shares	Price
Lehman (Cayman Islands)	11/2/2007	Acquired	33,659,998	Acquired in the Acquisition as described in Item 3 hereof

*On September 7, 2007, LBI purchased 3,150 units. Each unit consists of one share of Common Stock and one warrant to purchase one share of Common Stock for $7.50 per share. The warrants will become exercisable on the later of (i) the Company’s consummation of the Acquisition or (ii) December 21, 2007, provided that in each case there is an effective registration statement covering the shares of Common Stock underlying the warrants.

(d)

None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto, knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons, other than customers of a Reporting Person over whose shares a Reporting Person may have investment discretion.

(e)	Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Concurrent with the execution of the Purchase Agreement, the Lehman (Cayman Islands) entered into a Shareholders Agreement (the “Shareholders Agreement”) with the Company, Berggruen Holdings North America Ltd. and Marlin Equities II, LLC (together with Berggruen Holdings North America Ltd., the “Sponsors”) and the other equity holders of GLG (including Lehman (Cayman Islands) (the “GLG Shareowners”). The Shareholders Agreement restricts the GLG Shareowners, certain additional entities (the “Green Transferees”), which may be made a party to the agreement following a sale of equity interests in GLG by Jonathan Green and the Green GLG Trust, and their permitted transferees from the direct or indirect sale or transfer of their equity interests in the Company or its subsidiaries for periods of up to four years after completion of the acquisition. The transfer restrictions applicable to Lehman (Cayman Islands) are described below. In addition, the Shareholders Agreement provides registration rights for the GLG Shareowners, the Green Transferees and the Sponsors, which are described more below. On August 16, 2007, Istithmar (PJSC) and Sal. Oppenheim jr. & Cie. S.C.A., in connection with the purchase of certain shares from Mr. Green and the Green GLG Trust, entered into an agreement to be bound by the Shareholders Agreement as Green Transferees. A copy of the Shareholders Agreement is attached as Exhibit B to this Schedule 13D.

Transfer Restrictions

Pursuant to the Shareholders Agreement, Lehman (Cayman Islands) and its permitted transferees will be prohibited from selling or transferring any of the Common Stock it owns for one year after the closing of the Acquisition, except to affiliates and charitable institutions, which are referred to as “permitted transferees.” Lehman (Cayman Islands) and its permitted transferees may sell or transfer up to 25% of the Common Stock it owned immediately following the closing of the Acquisition during the year beginning on the first anniversary of the closing of the Acquisition and up to 50% of the Common Stock it owned immediately following the closing of the Acquisition (plus the unused amount of the 25% cap from the prior year, if any) during the year beginning on the second anniversary of the closing of the Acquisition. Thereafter, Lehman (Cayman Islands) and its permitted transferees may transfer or sell all of the Common Stock it owns pursuant to Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), in a registered public offering or in a transaction exempt from the registration requirements of the Securities Act. These transfer restrictions may be waived by the affirmative vote of two-thirds of the members of the board of directors of the Company, provided that (i) prior to the first anniversary of the closing of the Acquisition, any waiver will be preconditioned on a pro rata release of all GLG Shareowners, unless such waiver is consented to by each GLG Shareowner owning registrable securities (as defined below) representing 5% or more of the Company’s voting securities and (ii) after the first anniversary of the closing of the Acquisition, a waiver with respect to any GLG Shareowners owning registrable securities (as defined below) representing 5% or more of the Company’s voting securities will be preconditioned on a pro rata release of all GLG Shareowners owning such an amount of registrable securities still subject to the transfer restrictions, unless such waiver is consented to by each such GLG Shareowner.

Registration Rights

Each of the GLG Shareowners, the Green Transferees and the Sponsors will have certain registration rights with respect to their Common Stock owned by such shareholder immediately following the closing of the Acquisition (or securities convertible into, exchangeable for or exercisable for such shares of the Common Stock (other than theClass B Non-Voting Ordinary Shares of FA Sub 2 Limited)) (“registrable securities”) under the Shareholders Agreement as described below. These registration rights terminate as to each GLG Shareowner as soon as all registrable securities held by that shareholder become freely tradeable by the GLG Shareowner pursuant to Rule 144 under the Securities Act.

Demand Registration Rights.  Any of the GLG Shareowners, the Green Transferees or the Sponsors who, together with permitted transferees, holds 5% or more of the Company’s total voting securities may demand registration of its registrable securities under the Securities Act at any time after the first anniversary of the closing of the Acquisition.

For purposes of the registration rights provisions of the Shareholders Agreement, the total voting securities of the Company will be the number of its issued and outstanding voting securities immediately following the closing of the acquisition, and the number of voting securities held by a GLG Shareowner, a Green Transferee or the Sponsors will include only those securities owned by such shareholder immediately following the closing of the acquisition that are voting securities of the Company (or convertible into, exchangeable for or exercisable for voting securities of the Company), but will exclude securities sold by such shareholder prior to the date of the demand for registration.

Each of the GLG Shareowners, the Green Transferees and the Sponsors that is eligible to demand registration may demand a total of two demand registrations. The Company must use reasonable best efforts to effect such registration as soon as practicable. However, it may postpone such registration to prevent the disclosure of material, non-public information that it needs to keep confidential and to give effect to timing issues related to prior registrations. The Company may also cut back the number of shares covered by a demand registration statement if an underwriter or investment bank advises the Company that inclusion of all securities in the registration statement would adversely affect marketability of the securities sought to be sold.

Piggyback Registration Rights.  Any of the GLG Shareowners, the Green Transferees or the Sponsors who, together with permitted transferees, holds 1% or more of the Company’s issued and outstanding voting securities immediately following the closing of the Acquisition will have “piggyback” registration rights that allow the shareholder to include its registrable securities in any public offering of the Company’s equity securities initiated by the Company whenever the Company proposes to register any of its equity securities under the Securities Act (except for registrations on Form S-8 or Form S-4), either for its own account or for the account of others, and including in connection with a demand registration (as described above). The calculation of the percentage ownership of equity securities of the Company held by an eligible shareholder and the cut-back provisions in connection with a piggyback registration are the same as for a demand registration described above.

Shelf Registration Rights.  Any of the GLG Shareowners, the Green Transferees or the Sponsors who, together with permitted transferees, holds 10% or more of the Company’s issued and outstanding voting securities immediately following the closing of the Acquisition may demand a shelf registration of its registrable securities on Form S-3 under the Securities Act at any time after the Company is eligible to file a shelf registration statement on Form S-3. The calculation of the percentage ownership of equity securities of the Company held by an eligible shareholder in connection with a shelf registration is the same as for a demand registration described above.

Lehman (Cayman Islands) (if it is an affiliate of the Company) and each of Noam Gottesman, Emmanuel Roman and Pierre Lagrange (the “Principals”) may demand such number of shelf registrations as is necessary to sell all of its or his registrable securities. The Company must use reasonable best efforts to keep the shelf registration effective for two years or until all the shareholders’ securities registered thereunder have been sold, whichever is earlier. The Company has the right to suspend the shelf registration to prevent the disclosure of material, non-public information which it needs to keep confidential.

The shares of Common Stock held by LBI are not subject to the Shareholders Agreement.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A	Joint Filer Agreement of the Reporting Persons dated November 12, 2007.

Exhibit B

GLG Shareholders Agreement dated as of June 22, 2007 among the GLG Shareowners and the Company included as Annex D in the Company’s definitive proxy statement dated October 12, 2007, is incorporated herein by reference.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2007

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ Barrett S. DiPaolo
------------------------------------------------
Name: Barrett S. DiPaolo
Title: Vice President

LEHMAN BROTHERS INC.

By:	/s/ Barrett S. DiPaolo
------------------------------------------------
Name: Barrett S. DiPaolo
Title: Senior Vice President

LEHMAN (CAYMAN ISLANDS) LTD.

By:	/s/ Barrett S. DiPaolo
------------------------------------------------
Name: Barrett S. DiPaolo
Title: Assistant Secretary

APPENDIX A

LEHMAN BROTHERS HOLDINGS INC.

BOARD OF DIRECTORS

NAME/TITLE	BUSINESS ADDRESS
MICHAEL L. AINSLIE Private Investor and former President and Chief Executive Officer of Sotheby’s Holdings	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
JOHN F. AKERS Retired Chairman of International Business Machines Corporation	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
ROGER S. BERLIND Theatrical Producer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
THOMAS H. CRUIKSHANK Retired Chairman and Chief Executive Officer of Halliburton Company MARSHA JOHNSON EVANS Rear Admiral U.S. Navy (Retired)	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019 Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

SIR CHRISTOPHER GENT

Non-Executive Chairman of GlaxoSmithKline Plc

ROLAND A. HERNANDEZ

Retired Chairman and Chief Executive

Officer of Telemundo Group, Inc.

HENRY KAUFMAN

President of Henry Kaufman

& Company, Inc.

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, NY 10019

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, NY 10019

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, NY 10019

JOHN D. MACOMBER Principal of JDM Investment Group	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All of the above individuals are citizens of the United States, except for Sir Christopher Gent, who is a citizen of the United Kingdom.

LEHMAN BROTHERS HOLDINGS INC.

EXECUTIVE OFFICERS

NAME/TITLE	BUSINESS ADDRESS
RICHARD S. FULD, JR. Chairman and Chief Executive Officer SCOTT FREIDHEIM Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019 Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
IAN LOWITT Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
JOSEPH M. GREGORY President and Chief Operating Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
CHRISTOPHER O’MEARA Chief Financial Officer and Controller	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
THOMAS A. RUSSO Chief Legal Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All above individuals are citizens of the United States.

LEHMAN BROTHERS INC.

BOARD OF DIRECTORS

NAME/TITLE	BUSINESS ADDRESS

THOMAS A CRUIKSHANK Retired Chairman and Chief Executive Officer of Halliburton Company	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
HOWARD L. CLARK, JR. Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
FREDERICK FRANK Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All above individuals are citizens of the United States.

LEHMAN BROTHERS INC.

EXECUTIVE OFFICERS

NAME/TITLE	BUSINESS ADDRESS
RICHARD S. FULD, JR. Chairman and Chief Executive Officer SCOTT FREIDHEIM Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019 Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
JOSEPH M. GREGORY President and Chief Operating Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
IAN LOWITT Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
CHRISTOPHER O’MEARA Chief Financial Officer and Controller	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
THOMAS A. RUSSO Chief Legal Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All above individuals are citizens of the United States.

LEHMAN (CAYMAN ISLANDS) LTD.

BOARD OF DIRECTORS

NAME/TITLE	BUSINESS ADDRESS

EDWARD S. GRIEB Vice President and Financial Controller	Lehman Brothers Holdings Inc. 1301 Avenue of the Americas New York, NY 10019
JOHN LANE Senior Vice President	Lehman Brothers Inc. 399 Park Avenue New York, NY 10022

CHRISTOPHER O’MEARA Chief Financial Officer and Controller	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
ASHVIN RAO Vice President	Lehman Brothers Inc. 399 Park Avenue New York, NY 10022
JERRY TRUZZOLINO Senior Vice President	Lehman Brothers Inc. 399 Park Avenue New York, NY 10022

All above individuals are citizens of the United States.

LEHMAN (CAYMAN ISLANDS) LTD.

EXECUTIVE OFFICERS

NAME/TITLE	BUSINESS ADDRESS
CHRISTOPHER O’MEARA Chief Financial Officer and Controller EDWARD S. GRIEB Vice President and Financial Controller	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019 Lehman Brothers Holdings Inc. 1301 Avenue of the Americas New York, NY 10019

All above individuals are citizens of the United States.

APPENDIX B

From time to time, Holdings and its subsidiaries (“Lehman Brothers”) and its and their employees are the subject of inquiries and investigations conducted by regulatory authorities, including but not limited to the SEC, MSRB, NASD, NYSE and state securities regulators. Lehman Brothers routinely cooperates freely with such investigations. Lehman Brothers is also involved, from time to time, in civil legal proceedings and arbitration proceedings concerning matters arising in connection with the conduct of this business. Although there can be no assurance as to the ultimate outcome, Lehman Brothers has denied, or believes it has meritorious defenses and will deny, liability in all significant cases pending against it, and intends to defend actively each such case. All material proceedings in which there has been a final determination against Lehman Brothers, and all material litigations involving Lehman Brothers, have been reported on Holdings’ most recent Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q or Lehman Brothers Inc.’s Form BD, each of which is on file with the Securities and Exchange Commission.

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

(i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated:	November 12, 2007

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ Barrett S. DiPaolo
------------------------------------------------
Name: Barrett S. DiPaolo
Title: Vice President

LEHMAN BROTHERS INC.

By:	/s/ Barrett S. DiPaolo
------------------------------------------------
Name: Barrett S. DiPaolo
Title: Senior Vice President

LEHMAN (CAYMAN ISLANDS) LTD.

By:	/s/ Barrett S. DiPaolo
------------------------------------------------
Name: Barrett S. DiPaolo
Title: Assistant Secretary